Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

September 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson
Mary Mast
Joshua Gorsky
Jason Drory

Re:	Abivax SA
Amendment	No. 1 to Draft Registration Statement on Form F-1
Submitted	on July 28, 2023
CIK	No. 0001956827

Ladies and Gentlemen:

On behalf of Abivax SA (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated August 18. 2023 (the “Comment Letter”), relating to the Company’s Amendment No.1 to the Confidential Draft Registration Statement on Form F-1, confidentially submitted on July 28, 2023 (the “Amendment No. 1 to Draft Registration Statement”).

The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted July 28, 2023

Our Pipeline, page 3

1.

We note your response to prior comment 4 and your revisions to the pipeline table. Please revise your pipeline table further to remove the row labeled “Obefazimod Follow-on.” In this regard we note your disclosure that the first follow-on drug candidate in the Follow- On Compounds Program is not expected to be selected and enter into preclinical development until 2024. Alternatively, please explain how the Follow-On Compounds Program is sufficiently material to include in your pipeline table.

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

September 8, 2023

Page Two

In response to the Staff’s comment, the Company has amended its disclosure on pages 3, 114 and 121.

Our Strategy, page 6

2.

We note your disclosure on page 6 that your drug candidate has displayed the potential for “durable efficacy and tolerability” in your Phase 2 trials. Please remove references here, and elsewhere as appropriate, to your drug candidate’s safety and efficacy as those determinations are solely within the purview of the FDA and other similar regulators.

In response to the Staff’s comment, the Company has amended its disclosure on pages 2, 5, 6, 7, 88, 112, 117, 118, 119 and 125.

Overview of Primary Endpoints of Induction Phase 2a Clinical Trial with Obefazimod for Treatment of UC, page 126

3.

We note your response to prior comment 13 and your revised disclosure on page 126 noting that the most frequently reported adverse events reported in your Phase 2a trial included “GI disorders.” Please revise your disclosure to describe with more specificity the events that were observed in this regard or otherwise advise.

In response to the Staff’s comment, the Company has amended its disclosure on page 128.

Evotec Drug Discovery Services Agreement, page 158

4.

We note your response to prior comment 15 and your revised disclosure regarding the material terms of the Evotec Drug Discovery Services Agreement. Please revise your disclosure further to state the total aggregate amount of fees that could be due to Evotec for services provided under the agreement.

In response to the Staff’s comment, the Company has amended its disclosure on pages 166.

* * * *

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

Please direct any questions or further comments concerning the Amended Draft Registration Statement or this response letter to either the undersigned at (212) 479-6474, Marc Recht of Cooley LLP at (617) 937-2316, Ryan Sansom of Cooley LLP at (617) 937-2335 or Denny Won of Cooley LLP at (415) 693-2032.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Marc de Garidel, Abivax SA
Didier	Blondel, Abivax SA
Marc	Recht, Cooley LLP
Ryan	Sansom, Cooley LLP
Denny	Won, Cooley LLP
Nathan	Ajiashvili, Latham & Watkins LLP
Alison	A. Haggerty, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com